SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of August 2003s

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|  Form 20-F              |_|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|  Yes                    |X|  No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated August 13, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's management discussion with respect to the results of operations of the Registrant for the quarter and six months ended June 30, 2003.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the report of the Registrant with respect to the results of operations of the Registrant for the quarter and six months ended June 30, 2003.

         Attached hereto as Exhibit 4 and incorporated herein by reference is the report of Neusiedler Hadera Paper Ltd. with respect to the results of its operations for the quarter and six months ended June 30, 2003.

         Attached hereto as Exhibit 5 and incorporated herein by reference is the report of Hogla Kimberly Ltd. with respect to the results of its operations for the quarter and six months ended June 30, 2003.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               AMERICAN ISRAELI PAPER MILLS LTD.

                                               (Registrant)


                                               By:   /s/ Lea Katz
                                                   -----------------------------
                                                   Name:  Lea Katz
                                                   Title: Corporate Secretary

Dated:  August 13, 2003.

                                  EXHIBIT INDEX
                                  -------------

      EXHIBIT NO.   DESCRIPTION
      -----------   -----------

          1.        Press release.

          2.        The Registrant's management discussion.

          3. Report of the results of operations of the Registrant for the quarter and six months ended June 30, 2003.

          4. Report of the results of operations of Neusiedler Hadera Paper Ltd. for the quarter and six months ended June 30, 2003.

          5.        Report of the results of operations of Hogla Kimberly Ltd.
                    for the quarter and six months ended June 30, 2003.

                                    EXHIBIT 1
                                    ---------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                  REPORTS SECOND QUARTER AND SIX MONTHS RESULTS

Hadera, Israel, August 13, 2003 - American Israeli Paper Mills Ltd. (ASE:AIP) ["AIPM" or the "Company"] today reported financial results for the second quarter and first six months ended June 30, 2003.

Consolidated sales in the first six months of the year (January - June 2003) [or the "reported period"] totaled NIS 229.1 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 218.0 million in the same period last year (January - June 2002) ($53.1 million, compared with $50.6 million). Consolidated sales in the second quarter of the year (April - June 2003) totaled NIS 113.2 million, compared with NIS 110.6 million in the second quarter last year (April - June 2002)($26.3 million, compared with $25.7 million).

Consolidated operating profit in the first six months of 2003 totaled NIS 22.7 million, compared with NIS 12.4 million in the same period of 2002 ($5.3 million compared with $2.9 million). Operating consolidated profit in the second quarter of 2003 totaled NIS 9.9 million, compared with NIS 8.5 million in the second quarter of 2002 ($2.3 million compared with $2.0 million).

Since AIPM's share in the profits of associated companies constitutes an essential part of the profit and loss statement of the Company, mainly due to its share in Neusiedler Hadera Paper (NHP) and Hogla-Kimberly (H-K) profits which were formerly consolidated until the control transfer to the international strategic partners, the aggregate data (including the associated companies, whose results are included in the financial statements as "earnings of associated companies", without considering the holding percentage of AIPM in such companies and net of inter-company sales) is presented as follows.

Aggregate group sales in the first six months of 2003 totaled NIS 1,127.0 million, compared with NIS 1,073.0 million in the corresponding period last year ($261.4 million compared with $248.8 million). Aggregate sales in the second quarter of 2003 (April - June 2003) totaled NIS 556.7 million, compared with NIS
534.3 million in the same quarter last year ($129.1 million, compared with $123.9 million).

Aggregate operating profit in the first six months of 2003 totaled NIS 73.6 million, compared with NIS 63.4 million in the same period last year ($17.1 million, compared with $14.7 million). Aggregate operating profit in the second quarter of 2003 totaled NIS 37.5 million, compared with NIS 33.3 million in the same quarter last year ($8.7 million, compared with $7.7 million).

The increase in the aggregate operating profit in the six months over the corresponding period last year is primarily attributed to the improved profitability of the packaging paper and recycling division and of NHP.

Net profit in the first six months of 2003 totaled NIS 30.9 million, compared with NIS 18.8 million in the corresponding period last year ($7.2 million, compared with $4.4 million). The net profit in the reported period includes approximately NIS 1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company, that previously served the Company's employees. Net profit in the second quarter of 2003 totaled NIS 18.0 million, compared with NIS 10.3 million in the second quarter of 2002 ($4.2 million compared with $2.4 million).

Earnings per share (EPS) in the first six months of 2003 totaled NIS 7.72 ($ 1.79) compared with NIS 4.77 ($1.11) for the same period last year. EPS in the second quarter of 2003 totaled NIS 4.49 ($1.04) compared with NIS 2.61 ($0.61) for the same quarter last year.

The inflation rate during the reported period this year was negative and amounted to -0.5%, as compared with an inflation rate of 6.3% during the corresponding period last year, and as compared with 6.5% for all of 2002.

The exchange rate of the NIS was revaluated by approximately 9.0% against the U.S. dollar during the reported period, as compared with a devaluation of 8.0% in the corresponding period last year, and as compared with a devaluation of 7.3% for all of 2002.

The financial expenses during the reported period this year amounted to NIS 11.8 million, as compared with financial revenues of NIS 3.1 million in the corresponding period last year ($2.7 million in expenses, as compared with $0.7 million in revenues).

The Company's NIS denominated liabilities increased in U.S. dollar terms as a result of the sharp revaluation during the reported period this year (9%), resulting in increased financial expenses. A sharp devaluation (8.0%) was recorded in the corresponding period last year, which led to a decrease in liabilities in U.S. dollar terms and to the recording of financial revenues thereupon last year.

Mr. Avi Patir, General Manager of AIPM, said that the economic recession in the Israeli market continued - and even deteriorated - in the first six months of the year, in parallel to the continued decline in domestic demand and the rising unemployment rate. The prevailing uncertainty in the economy due to the war in Iraq, coupled with the security situation in Israel, also impacted the level of economic activity in Israel and the business environment in which the Group operates.

The end of the war in Iraq, the renewed negotiations toward a resumption of the peace process and the relative calm in terms of the security situation in the second quarter of the year, all served to create a more positive atmosphere, although this atmosphere has yet to be significantly expressed in market demand.

Despite the said conditions, the Group is continuing its efforts to increase quantitative sales in most areas of its operations, along with an attempt to continue improving its operating margins in relation to the preceding year.

The consolidated gross margin as a percentage of consolidated sales reached 22% during the reported period this year, compared to 18% in the corresponding period last year.

The improved gross margin compared to the corresponding period last year was rendered possible due to the Company's ongoing improvement and increased efficiency. Such improvement resulted from higher machine output, a reduced work force, lower raw material costs and lower various manufacturing expenses.

The Company's share in the earnings of associated companies amounted to NIS 20.1 million in the first six months of the year, compared with NIS 9.8 million in the corresponding period last year ($4.7 million, compared with $2.3 million). The companies whose earnings are reported in this item (in proportion to AIPM's share therein), include primarily: H-K, NHP, Carmel Containers Systems and TMM Integrated Recycling Industries.

The principal changes in AIPM's share in the earnings of associated companies during the reported period this year, compared with last year, are as follows:

- The Company's share in the net profit of NHP grew by NIS 2.6 million ($0.6 million) as a result of the continuing improvement in NHP's profitability, which resulted primarily from efficiency measures and the reorganization of operations and marketing at NHP.

- H-K's operating profit was lower by NIS 3.0 million ($0.7 million) during the reported period this year, as compared with the corresponding period last year, due to a lower operating profit in the first quarter of the year resulting from competition and the economic situation. Operating profit improved in the second quarter of the year, when it was NIS 3.5 million ($0.8 million) higher than it was during the corresponding quarter last year. The Company's share in the net profit of H-K grew by NIS 8.9 million ($2.1 million) as a result of the financial revenues recorded this year at H-K, due to the influence of the revaluation of the NIS against the U.S. dollar.

- The Company's share in the net profit of the Carmel Group grew by NIS 1.5 million ($0.3 million).

- The Company's share in the net profit of TMM decreased by NIS 1.0 million ($0.2 million). Most of the decrease resulted from higher financial expenses during the reported period of this year, as compared with the corresponding period last year.

In March 2003, the Company declared a dividend for 2002 in the amount of NIS
25.9 million (NIS 6.61, or $1.44, per share).The dividend was paid in April
2003.

Mr. Avi Patir was appointed General Manager of the Company on April 1, 2003. Avi Patir replaced Yaki Yerushalmi, who continues to serve as the Chairman of the Company's Board of Directors.

The agreement for the purchase of the shares of Best Carton by Carmel Containers Systems (an associated company) signed on January 1, 2003 was not approved by the Israeli Commissioner of Trade Practices.

A total of 20,006 shares were issued in June 2003 (0.5% dilution) upon the exercise of 40,831 options, as part of the 1998 Senior Employee Option Plan.

This report may contain various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                   (UNAUDITED)
                            ADJUSTED NIS IN THOUSANDS
                            EXCEPT PER SHARE AMOUNTS

                            six months ended June 30,
                            -------------------------

                                  ADJUSTED NIS
                                  ------------

                                                   2003         2002
                                                   ----         ----

      Net sales                                   229,137     218,004

      Net earnings                                 30,874      18,779

      Earnings per share                             7.72        4.77


                           Three months ended June 30,
                           ---------------------------

                                  ADJUSTED NIS
                                  ------------

                                                   2003         2002
                                                   ----         ----

      Net sales                                   113,238     110,639

      Net earnings                                 17,954      10,274

      Earnings per share                             4.49        2.61

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2003. The representative exchange rate at June 30, 2003 was N.I.S.
4.312 = $1.00.

                                    EXHIBIT 2
                                    ---------

                                                                 August 12, 2003

MANAGEMENT  DISCUSSION
----------  ----------

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first six months of 2003.

I.   A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT
     ------------------------------------------------------------------

         1.       GENERAL
                  -------

         AIPM is the leading Israeli manufacturer of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

         2.       THE BUSINESS ENVIRONMENT
                  ------------------------

         The economic recession in the Israeli market continued - and even deteriorated - in the first half of the year (January-June 2003), in parallel to the continued decline in domestic demand and the rising unemployment rate. The prevailing uncertainty in the economy due to the war in Iraq, coupled with the security situation in Israel, also impacted the level of economic activity in Israel and the business environment in which the Group operates.

         The end of the war in Iraq, the renewed negotiations toward a resumption of the peace process and the relative calm in terms of the security situation in the second quarter of the year (April-June 2003), all served to create a more positive atmosphere, although this atmosphere was not yet significantly expressed in market demand.

         Despite the said conditions, the Group is continuing its efforts to increase quantitative sales in most areas of its operations, along with a continuing improvement of its operating margins in relation to the preceding year. This is being accomplished in spite of the fierce competition and the considerable rise in input prices (primarily energy and water), through a higher level of output and continuing efficiency measures.

         A sharp revaluation in the exchange rate of the New Israeli Shekel ("NIS") against the U.S. dollar was recorded in the first half of the year, peaking at 9.6%, following a devaluation of approximately 4% at the beginning of the year. The entire period was characterized by volatility in the NIS exchange rate against the US dollar. In spite of a recent devaluation of the NIS against the U.S. dollar , it is unclear whether this trend will continue.

         The exchange rate of the NIS was revaluated by approximately 9.0% against the U.S. dollar during the reported period, as compared with a devaluation of 8.0% in the corresponding period last year, and as compared with a devaluation of 7.3% for all of 2002.

         The inflation rate during the reported period this year (January-June
2003) was negative and amounted to -0.5%, as compared with an inflation rate of 6.3% during the corresponding period last year (January-June 2002), and as compared with 6.5% for all of 2002.

II.      RESULTS OF OPERATIONS
         ---------------------

         1.       CONSOLIDATED DATA
                  -----------------

         The information set forth below does not include the results of operation of NHP, Hogla-Kimberly, Carmel Containers Systems and TMM Integrated Recycling Industries.

         The consolidated sales amounted to NIS 229.1 million during the reported period, as compared with NIS 218.0 million in the corresponding period last year ($53.1 million, as compared with $50.6 million).

         The operating profit amounted to NIS 22.7 million during the reported period, as compared with NIS 12.4 million in the corresponding period last year ($5.3 million, as compared with $2.9 million).

         The sales in the second quarter of the year totaled NIS 113.2 million, as compared with NIS 110.6 million in the second quarter last year ($26.3 million as compared with $25.7 million).

         The operating profit in the second quarter of the year totaled NIS 9.9 million, as compared with NIS 8.5 million in the second quarter last year ($2.3 million as compared with $2.0 million).

         Financial expenses of NIS 11.8 million were recorded in the reported period, as compared with financial revenues of NIS 3.1 million in the corresponding period last year ($2.7 million in expenses, as compared with $0.7 million in revenues).

         2.       AGGREGATE DATA
                  --------------

         Since AIPM's share in the profits of associated companies constitutes an essential part of the profit and loss statement of the Company, mainly due to its share in Neusiedler Hadera Paper (NHP) and Hogla-Kimberly profits which were formerly consolidated, until the control transfer to the international strategic partners, the aggregate data including the associated companies whose results are included in the financial statements as "earnings of associated companies" without considering the holding percentage of AIPM in such companies and net of inter-company sales is presented as follows.

         The aggregate sales in the reported period amounted to NIS 1,127.0 million, (NIS - New Israeli Shekels adjusted to changes in dollar exchange rate) as compared with NIS 1,073.0 million in the corresponding period last year ($261.4 million, as compared with $248.8 million).

         The aggregate operating profit amounted to NIS 73.6 million during the reported period, as compared with NIS 63.4 million in the corresponding period last year ($17.1 million, as compared with $14.7 million).

         The aggregate sales in the second quarter of the year (April-June 2003) amounted to NIS 556.7 million, as compared with NIS 534.3 million in the second quarter last year (April-June 2002) ($129.1 million, as compared with $123.9 million).

         The aggregate operating profit totaled NIS 37.5 million in the second quarter of the year, as compared with NIS 33.3 million in the second quarter last year ($8.7 million, as compared with $7.7 million).

         The increase in the aggregate operating profit during the reported period, as compared with the corresponding period last year was attributed primarily to the improved profitability of Neusiedler Hadera Paper (NHP) and the packaging paper and recycling division.

         For AIPM's share in the profit of associated companies see III9.

         3.       NET PROFIT AND EARNINGS PER SHARE
                  ---------------------------------

         The net profit amounted to NIS 30.9 million during the reported period, as compared with NIS 18.8 million in the corresponding period last year ($7.2 million, as compared with $4.4 million). The net profit in the reported period includes approximately NIS 1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company, that previously served the Company's employees.

         The net profit amounted to NIS 18.0 million in the second quarter, as compared with NIS 10.3 million in the corresponding period last year ($4.2 million, as compared with $2.4 million).

         Earnings per share ("EPS") in the reported period of this year totaled NIS 772 per NIS 1 par value ($1.79 per share), as compared with NIS 477 per NIS 1 par value in the corresponding period last year ($1.11 per share).

         Earnings per share (EPS) in the second quarter of the year totaled NIS 449 per NIS 1 par value ($1.04 per share), as compared with NIS 261 per NIS 1 par value in the second quarter last year ($0.61 per share).

III.     ANALYSIS OF OPERATIONS AND PROFITABILITY
         ----------------------------------------

         The analysis set forth below is based on the consolidated data.

         1.       SALES
                  -----

         The consolidated sales amounted to NIS 229.1 million during the reported period this year, as compared with NIS 218.0 million in the corresponding period last year ($53.1 million, as compared with $50.6 million).

         We note that the sales turnover during the corresponding period last year included approximately NIS 6.7 million ($1.6 million) in net sales, on account of the Shafir operations, which were discontinued in September 2002.

         The growth in sales originated primarily from a quantitative increase that was rendered possible as a result of the higher output, primarily in packaging paper and recycling.

         2.       COST OF SALES
                  -------------

         The cost of sales amounted to NIS 178.0 million - or 78% of sales - during the reported period this year, as compared with NIS 179.6 million - or 82% of sales - in the corresponding period last year ($41.3 million, as compared with $41.7 million, respectively).

         The gross margin, as a percentage of sales, reached 22% during the reported period this year, as compared with 18% in the corresponding period last year.

         The improved gross margin compared to the corresponding period last year was rendered possible due to the Company's ongoing improvement and increased efficiency. The said improvement was expressed by higher machine output, a reduced work force, lower raw material costs and various lower manufacturing expenses.

         The wage component in the cost of sales grew during the reported period, compared to the corresponding period last year, due to an increase in the Consumer Price Index ("CPI") in 2002, which resulted in the updating of wages in order to prevent their real-term erosion, coupled with the revaluation this year, which served to increase the expenditure in dollar terms.

         The improved gross profit was achieved despite the sharp rise recorded in energy prices, including an increase of 37% in the average fuel oil prices, as compared with the corresponding period last year, and despite a 26% increase in water prices.

         3.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                  --------------------------------------------

         The selling, general and administrative expenses (including wages) amounted to NIS 28.4 million in the reported period this year - or 12.4% of sales - as compared with NIS 26.0 million - or 11.9% of sales - in the corresponding period last year ($6.6 million, as compared with $6.0 million).

         Most of the increase in expenses originated from the sharp revaluation this year, which served to increase the expenses in dollar terms (most of the expenses are originally denominated in NIS).

         4.       OPERATING PROFIT
                  ----------------

         The operating profit amounted to NIS 22.7 million - or 9.9% of sales - during the reported period this year, as compared with NIS 12.4 million - or 5.7% of sales - in the corresponding period last year ($5.3 million, as compared with $2.9 million).

         5.       FINANCIAL EXPENSES (REVENUES)
                  -----------------------------

         The financial expenses during the reported period this year amounted to NIS 11.8 million, as compared with financial revenues of NIS 3.1 million in the corresponding period last year ($2.7 million in expenses, as compared with $0.7 million in revenues).

         The CPI-linked liability on account of the Company's notes increased in U.S. dollar terms as a result of the sharp real-term revaluation during the reported period this year (8.5%), resulting in increased financial expenses. A real-term devaluation (1.6%) was recorded in the corresponding period last year, which led to a decrease in liabilities in U.S. dollar terms and to the recording of financial revenues thereupon.

         The average balance of short-term credit increased by approximately NIS 19 million ($4.4 million) during the reported period this year, compared to the average balance during the corresponding period last year.

         Moreover, a sharp increase in the interest rate this year, as compared with the corresponding period last year (Prime interest rate averaging 10.1%, as compared with 5.2% last year), coupled with the revaluation this year (as opposed to a devaluation last year), that resulted in an increase in the short-term credit balances in dollar terms (mostly denominated in shekels).

         Due to all of the above, financial expenses were recorded this year, as opposed to the net financial revenues that were recorded last year.

         6.       PROFIT BEFORE TAXES
                  -------------------

         The profit before taxes and before non-recurring income amounted to NIS
10.9 million during the reported period this year, as compared with NIS 15.5 million in the corresponding period last year ($2.5 million, as compared with $3.6 million). This decrease is attributed to the financial expenses, that possessed an influence of NIS 14.9 million ($3.4 million) on the annual comparison of the profit before taxes.

         7.       TAXES ON INCOME
                  ---------------

         Taxes on income from current operations (excluding capital gains tax) amounted to NIS 1.1 million in the reported period this year, as compared with NIS 6.5 million in the corresponding period last year ($0.3 million, as compared with $1.5 million).

         The taxes were lower during the reported period this year, due to the lower profit before taxes in the reported period of this year, as compared to the corresponding period of last year. Furthermore, the real-term devaluation in the corresponding period of last year served to increase the tax expenditure in the corresponding period of this year. This devaluation resulted in a decrease in the protection (hedging) on shareholders' equity (measured for tax purposes according to the changes in the CPI). A high real-term revaluation was recorded in the reported period this year, which too contributed to the lower tax expenditure in the reported period of this year.

         8.       PROFIT AFTER TAXES
                  ------------------

         The profit after taxes and before non-recurring income amounted to NIS
9.8 million during the reported period this year, as compared with NIS 9.0 million in the corresponding period last year ($2.3 million, as compared with $2.1 million).

         9.       COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
                  ---------------------------------------------------

         The Company's share in the earnings of associated companies amounted to NIS 20.1 million in the reported period this year, as compared with NIS 9.8 million in the corresponding period last year ($4.7 million, as compared with $2.3 million).

         The companies whose earnings are reported under this item (in accordance with AIPM's holdings therein), include primarily:

         -  Hogla-Kimberly, NHP, Carmel and TMM Integrated Recycling Industries.

         The following principal changes were recorded in the Company's share in the earnings of associated companies, compared to the corresponding period last year:

         - The Company's share in the net profit of NHP grew by NIS 2.6 million ($0.6 million) as a result of the continuing improvement in NHP's profitability, which resulted primarily from efficiency measures and the reorganization of operations and marketing at NHP.

         - Hogla-Kimberly's operating profit was lower by NIS 3.0 million ($0.7 million)during the reported period this year, as compared with the corresponding period last year, due to a lower operating profit in the first quarter of the year, resulting from competition and the economic situation. We note that the operating profit improved in the second quarter of the year, when it was NIS 3.5 million ($0.8 million) higher than it was during the corresponding quarter last year.

         The Company's share in the net profit of Hogla-Kimberly grew by NIS 8.9 million ($2.1 million) as a result of the financial revenues recorded this year at Hogla, due to the influence of the revaluation of the NIS against the U.S. dollar.

         -  The Company's share in the net profit of Carmel Group grew by NIS
1.5 million ($0.3 million).

         - The Company's share in the net profit of TMM decreased by NIS 1.0 million ($0.2 million), with most of the decrease resulting from higher financial expenses during the reported period of this year, as compared with the corresponding period last year.

         10.      NET PROFIT
                  ----------

         The net profit amounted to NIS 30.9 million during the reported period this year, as compared with NIS 18.8 million in the corresponding period last year ($7.2 million, as compared with $4.4 million). The profit during the reported period this year includes NIS 1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company in Hadera, which previously served the Company's employees.

         The net profit amounted to NIS 18.0 million in the second quarter of the year, as compared with NIS 10.3 million in the corresponding period last year ($4.2 million, as compared with $2.4 million).

         The return on shareholders' equity in annual terms amounted to 9.5% during the reported period this year, as compared with 6.0% in the corresponding period last year.

IV.      LIQUIDITY AND INVESTMENTS
         -------------------------

         1.       CASH FLOWS
                  ----------

         The cash flows from operating activities amounted to NIS 3.2 million during the reported period, as compared with NIS 37.7 million in the corresponding period last year ($0.7 million, as compared with $8.7 million). The change in the cash flows from operating activities resulted primarily from a one time high, non-recurring change in the reported period of this year in the operating working capital (partially originating from higher accounts receivable, as a result of the larger volumes of operation and the creeping increase in the days of receivables credit), which was slightly offset by the improved profitability.

         2.       ACCOUNTS RECEIVABLE - TRADE
                  ---------------------------

         Accounts receivable as at June 30, 2003, amounted to NIS 142.3 million, as compared with NIS 124.8 million as at June 30, 2002 and as compared with NIS
129.7 million as at December 31, 2002 ($33.0 million, as compared with $28.9 million and $30.1 million, respectively).

         The growth in the accounts receivable balance, as compared with the corresponding period last year, resulted from the growth in the volume of operations, coupled with the creeping increase in the days of receivables credit, as a result of the economic situation.

         3.       INVENTORIES
                  -----------

         The inventories as at June 30, 2003, amounted to NIS 82.3 million, as compared with NIS 97.5 million at June 30, 2002, and as compared with NIS 89.1 million at December 31, 2002 ($19.1 million, as compared with $22.6 million and $20.7 million, respectively).

         The inventories decreased despite the growth in the volume of operations. This was achieved as a result of efforts that were initiated with the intention of reaching a minimal operational level that would serve to lower the working capital balances.

         4.       INVESTMENTS IN FIXED ASSETS
                  ---------------------------

         The investments in fixed assets amounted to NIS 11.3 million during the reported period this year, as compared with NIS 9.5 million in the corresponding period last year ($2.6 million, as compared with $2.2 million), and included primarily investments in equipment renewal and improvements.

         5.       SHORT-TERM CREDIT
                  -----------------

         The short-term credit balance, as at June 30, 2003, amounted to NIS
139.6 million, as compared with NIS 106.5 million at June 30, 2002 and as compared with NIS 102.4 million at December 31, 2002 ($32.4 million, as compared with $24.7 million and $23.8 million, respectively).

         The increase in the credit balances at the end of the reported period this year, resulted primarily from low cash flows from operating activities - as mentioned above - coupled with a dividend paid to the shareholders and the repayment of loans (primarily to note holders). The growth in the credit balance was partially offset by a dividend received from an associated company and the repayment of a loan by an associated company.

V.       EXPOSURE AND MANAGEMENT OF MARKET RISKS
         ---------------------------------------

         The following is an update, as at June 30, 2003, to the Management Discussion dated December 31, 2002, which outlined the essence of the exposure and management of market risks, as set forth by the Board of Directors:

         The maximum exposure determined by the Board of Directors has not changed and consequently, the maximum exposure of the surplus assets denominated in NIS on account of which no hedging is made (through the acquisition of NIS/$ options), remained NIS 51.7 million ($12 million). This sum also includes NHP and Hogla-Kimberly. Due to the fact that as of June 30, 2003, the Group possessed a surplus of NIS liabilities (as opposed to the aforesaid surplus assets), no hedging was necessary.

         CREDIT RISKS
         ------------

         The Company possesses CPI-linked long-term loans (notes and loans) in the total sum of NIS 41.1 million ($9.5 million), with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate increases and is considerably higher than the rate of devaluation of the NIS against the U.S. dollar, this could lead to a loss being recorded in the Company's financial statements as a result of a surplus of CPI-linked liabilities.

         As of June 30, 2003, the Company is not involved in any forward transactions or derivatives.

         REPORT OF LINKAGE BASES
         -----------------------

         The following are the balance sheet items, according to linkage bases, on December 31, 2002 and June 30, 2003:


IN NIS MILLIONS                                       UNLINKED   CPI-LINKED    IN FOREIGN       NON-MONETARY     TOTAL
                                                                               CURRENCY, OR        ITEMS
                                                                              LINKED THERETO
                                                                               PRIMARILY $)
------------------------------------------------------------------------------------------------------------------------------------
      ASSETS
      ------

      CASH AND CASH EQUIVALENTS                           0.8                     17.3                             18.1
      OTHER ACCOUNTS RECEIVABLE                         219.9                     54.3               16.3         290.5
      INVENTORIES                                                                                    82.3          82.3
      INVESTMENTS IN ASSOCIATED COMPANIES                 6.4         9.9         28.0              320.3         364.6
      FIXED ASSETS, NET                                                                             317.8         317.8
      DEFERRED EXPENSES, NET OF ACCRUED
      AMORTIZATION                                                                                    0.5           0.5
------------------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                      227.1         9.9         99.6              737.2       1,073.8
                                                        -----       -----        -----              -----       -------
------------------------------------------------------------------------------------------------------------------------------------

      LIABILITIES
      -----------

      CREDIT FROM BANKS                                 139.5                                                     139.5
      ACCOUNTS PAYABLE                                  142.2                      7.3                            149.5
      DEFERRED TAXES ON INCOME                                                                       58.0          58.0
      LOANS FROM BANKS                                                0.8                                           0.8
      NOTES                                                          40.3                                          40.3
      OTHER LIABILITIES                                  32.8                      2.2                             35.0
      SHAREHOLDERS' EQUITY                                                                          650.7         650.7
------------------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND EQUITY                      314.5        41.1          9.5              708.7       1,073.8
                                                        -----       -----        -----              -----       -------
------------------------------------------------------------------------------------------------------------------------------------

      SURPLUS FINANCIAL ASSETS (LIABILITIES)
      AS AT JUNE 30, 2003                               (87.4)      (31.2)        90.1               28.5          --
------------------------------------------------------------------------------------------------------------------------------------
      Surplus financial assets (liabilities)
      as at December 31, 2002                           (68.1)      (35.3)        64.4               39.0          --
------------------------------------------------------------------------------------------------------------------------------------

         ASSOCIATED COMPANIES
         --------------------

         Hogla-Kimberly, an associated company, has a subsidiary operating in Turkey. The impact of the exposure of this subsidiary to the economic situation in Turkey - and especially to fluctuations in the exchange rate of the Turkish lira compared to the U.S. dollar - might affect the Group's financial statements within the framework of the Company's share in the earnings of associated companies.

VI.      FORWARD-LOOKING STATEMENTS
         --------------------------

         This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII.     GENERAL
         -------

         - In March 2003, the Company announced the distribution of a dividend for 2002, in the amount of NIS 25.9 million (NIS 6.61, or $1.44, per share). The dividend was paid in April 2003.

         - Mr. Avi Patir was appointed General Manager of the Company on April 1, 2003. Avi Patir replaced Yaki Yerushalmi, who continues to serve as the Chairman of the Company's Board of Directors.

         - The agreement for the purchase of the shares of Best Carton by Carmel Containers Systems (an associated company) signed on January 1, 2003 was not approved by the Israeli Commissioner of Trade Practices.

         - A total of 20,006 shares were issued in June 2003 (0.5% dilution), upon the exercise of 40,831 options as part of the 1998 Senior Employee Option Plan.

         /S/ YAKI YERUSHALMI                             /S/ AVI PATIR
         -------------------                             -------------
           YAKI YERUSHALMI                                 AVI PATIR
           Chairman of the                              General Manager
         Board of Directors

                                    EXHIBIT 3
                                    ---------

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------
SUMMARY OF CONSOLIDATED BALANCE SHEETS
--------------------------------------
ADJUSTED NIS IN THOUSANDS
-------------------------


                                          JUNE 30, 2003   JUNE 30, 2002   DEC. 31, 2002
                                           (UNAUDITED)     (UNAUDITED)     (AUDITED)
                                          ----------------------------------------------
CURRENT ASSETS :

Cash and cash equivalents                        18,053           2,613           5,376

Receivables :

    Trade                                       142,325         124,798         129,720
    Other                                       148,180         118,886         129,872

Inventories                                      82,332          97,496          89,110
                                          ----------------------------------------------
Total current assets                            390,890         343,793         354,078


Investments in associated companies             364,592         359,289         360,554


FIXED ASSETS

Cost                                            926,315         887,341         916,325
Less - accumulated depreciation                 608,505         585,652         595,474
                                          ----------------------------------------------
                                                317,810         301,689         320,851

Deferred charges -
    net of accumulated amortization                 499             582             541
                                          ----------------------------------------------
                                              1,073,791       1,005,353       1,036,024
                                          ----------------------------------------------

CURRENT LIABILITIES:

Credit from banks                               140,330         107,330         103,109

Current maturities of long-term notes             6,709           5,968           6,119

Payables and accured liabilities :

    Trade                                        83,611          82,786          97,737

    Other                                        65,826          63,399          61,512
                                          ----------------------------------------------
Total current liabilities                       296,476         259,483         268,477

LONG-TERM LIABILITIES

Deferred income taxes                            57,988          54,900          57,375

Loans from banks and other liabilities
(net of current maturities):

    Loans from banks                                                673             350

    Notes                                        33,635          35,910          36,794

    Other liabilities                            34,978          31,835          32,038
                                          ----------------------------------------------
Total long term liabilities                     126,601         123,318         126,557

Total liabilities                               423,077         382,801         395,034


SHAREHOLDERS' EQUITY :

Share capital                                   123,339         123,339         123,339

Capital surplus                                  88,682          88,682          88,682

Currency adjustments in respect of financial
    statements of associated companies               98          (3,759)         (3,429)

Retained earnings                               438,595         414,290         432,398
                                          ----------------------------------------------
                                                650,714         622,552         640,990
                                          ----------------------------------------------
                                              1,073,791       1,005,353       1,036,024
                                          ----------------------------------------------

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2003.

The representative exchange rate at June 30, 2003 was N.I.S. 4.312 = $1.00

    The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------
SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------
ADJUSTED NIS IN THOUSANDS
-------------------------


                                                           SIX-MONTH PERIOD             THREE-MONTH PERIOD         YEAR ENDED
                                                             ENDED JUNE 30                 ENDED JUNE 30            DEC. 31
                                                          2003       2002               2003       2002           2002
                                                          ----       ----               ----       ----           ----

                                                              (UNAUDITED)                   (UNAUDITED)            (AUDITED)

Net sales                                                   229,137       218,004        113,238        110,639        448,801

Cost of sales                                               178,013       179,605         88,329         89,427        358,205
                                                      -------------- -------------  -------------  -------------  -------------
Gross profit                                                 51,124        38,399         24,909         21,212         90,596
                                                      -------------- -------------  -------------  -------------  -------------

Selling and marketing, administrative and general expenses :

    Selling and marketing                                    14,863        13,938          7,452          6,976         28,721
    Administrative and general                               13,552        12,071          7,567          5,776         25,979
                                                      -------------- -------------  -------------  -------------  -------------
                                                             28,415        26,009         15,019         12,752         54,700
                                                      -------------- -------------  -------------  -------------  -------------
Income from ordinary operations                              22,709        12,390          9,890          8,460         35,896
                                                      -------------- -------------  -------------  -------------  -------------

Financial income (expenses) - net                           (11,835)        3,064         (8,312)        (1,286)        (2,942)

Gain (loss) on termination of activities and
    disposal of assets                                        1,582                                                     (2,897)
                                                      -------------- -------------  -------------  -------------  -------------
Income before taxes on income                                12,456        15,454          1,578          7,174         30,057
                                                      -------------- -------------  -------------  -------------  -------------

Taxes on income                                               1,633         6,468         (1,931)         1,725          9,642

Income from operations of the company
   and the consolidated subsidiaries                         10,823         8,986          3,509          5,449         20,415
                                                      -------------- -------------  -------------  -------------  -------------

Share in profits of associated companies - net               20,051         9,793         14,445          4,825         16,472
                                                      -------------- -------------  -------------  -------------  -------------
Net income for the period                                    30,874        18,779         17,954         10,274         36,887
                                                      -------------- -------------  -------------  -------------  -------------

Net income per NIS 1 par value of shares
(in adjusted N.I.S)                                             772           477            449            261            932
                                                      -------------- -------------  -------------  -------------  -------------

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2003.
The representative exchange rate at June 30, 2003 was N.I.S. 4.312 = $1.00

    The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------
SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------
ADJUSTED NIS IN THOUSANDS
-------------------------

                                                                                             ADJUSTMENTS
                                                                                              DUE TO THE
                                                                                             TRANSLATION
                                                                                             OF FINANCIAL
                                                                                              STATEMENTS
                                                                     SHARE        CAPITAL    OF ASSOCIATED         RETAINED
                                                                     CAPITAL      SURPLUS      COMPANIES      EARNINGS     TOTAL
                                                                   -----------------------------------------------------------------

Balance at January 1, 2003 (audited)                                  123,339       88,682          (3,429)    432,398      640,990

Changes during the six month period ended
    June 30, 2003 (unaudited):

Net income                                                                                                      30,874       30,874

Dividend distributed                                                                                           (24,677)     (24,677)

Exercise of employees options into shares                                   *                                                     *

Adjustments due to the translation respect of financial
    statements of associated companies                                                               3,527                    3,527

                                                                   -----------  ----------- --------------- -----------  -----------
Balance at June 30, 2003 (unaudited)                                  123,339       88,682              98     438,595      650,714
                                                                   -----------  ----------- --------------- -----------  -----------

Balance at January 1, 2002 (audited)                                  123,339       88,682          (3,127)    415,870      624,764

Changes during the six month period ended
    June 30, 2002 (unaudited):

Net income                                                                                                      18,779       18,779

Dividend distributed                                                                                           (20,359)     (20,359)

Adjustments due to the translation respect of financial
    statements of associated companies                                                                (632)                    (632)

                                                                   -----------  ----------- --------------- -----------  -----------
Balance at June 30, 2002 (unaudited)                                  123,339       88,682          (3,759)    414,290      622,552
                                                                   -----------  ----------- --------------- -----------  -----------

Balance at April 1, 2003 (unaudited)                                  123,339       88,682          (2,739)    421,483      630,765

Changes during the three month period ended
    June 30, 2003 (unaudited):

Net income                                                                                                      17,954       17,954

Erosion of the dividend proposed in March 2003                                                                    (842)        (842)

Exercise of employees options into shares                                   *                                                     *

Adjustments due to the translation respect of financial
    statements of associated companies                                                               2,837                    2,837

                                                                   -----------  ----------- --------------- -----------  -----------
Balance at June 30, 2003 (unaudited)                                  123,339       88,682              98     438,595      650,714
                                                                   -----------  ----------- --------------- -----------  -----------

Balance at April 1, 2002 (unaudited)                                  123,339       88,682          (4,368)    403,474      611,127

Changes during the three month period ended
    June 30, 2002 (unaudited):

Net income                                                                                                      10,274       10,274

Erosion of the dividend proposed in March 2002                                                                     542          542

Adjustments due to the translation respect of financial
    statements of associated companies                                                                 609                      609

                                                                   -----------  ----------- --------------- -----------  -----------
Balance at June 30, 2002 (unaudited)                                  123,339       88,682          (3,759)    414,290      622,552
                                                                   -----------  ----------- --------------- -----------  -----------

Balance at January 1, 2002 (audited)                                  123,339       88,682          (3,127)    415,870      624,764

Changes during the year ended
    December 31, 2002 (audited):

Net income                                                                                                      36,887       36,887

Dividend distributed                                                        *                                  (20,359)     (20,359)

Adjustments due to the translation respect of financial
    statements of associated companies                                                                (302)                    (302)
                                                                   -----------  ----------- --------------- -----------  -----------
Balance at December 31, 2002 (audited)                                123,339       88,682          (3,429)    432,398      640,990
                                                                   -----------  ----------- --------------- -----------  -----------

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2003.
The representative exchange rate at June 30, 2003 was N.I.S. 4.312 = $1.00

    The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------
SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------
ADJUSTED NIS IN THOUSANDS
-------------------------


                                                         SIX-MONTH       SIX-MONTH    THREE-MONTH     THREE-MONTH
                                                      PERIOD ENDED    PERIOD ENDED   PERIOD ENDED     PERIOD ENDED       YEAR ENDED
                                                     JUNE 30, 2003   JUNE 30, 2002   JUNE 30, 2003   JUNE 30, 2002     DEC. 31, 2002
                                                       (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)        (AUDITED)
                                                       -----------     -----------     -----------     -----------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income for the period                                  30,874       18,779          17,954          10,274             36,887

Adjustments to reconcile net income to net
    cash provided by operating activities (*):            (27,681)      18,892         (36,436)         (4,247)            39,109
                                                         ---------     --------       ---------        --------           --------
Net cash provided by operating activities                   3,193       37,671         (18,482)          6,027             75,996
                                                         ---------     --------       ---------        --------           --------

CASH FLOWS FROM INVESTING ACTIVITIES :

Purchase of fixed assets                                  (11,299)      (9,503)         (6,892)         (3,777)           (46,091)
Associated companies :
      Investment in associated companies
        and loans granted                                  (1,708)        (543)         (1,708)           (535)            (3,252)
      Repayment of loans                                   15,092        6,468
Proceeds from sale of fixed assets                          1,961        1,263              81           1,138              9,580
                                                         ---------     --------       ---------        --------           --------
Net cash used in investing activities                       4,046       (8,783)         (2,051)         (3,174)           (39,763)
                                                         ---------     --------       ---------        --------           --------

CASH FLOWS FROM FINANCING ACTIVITIES :

Repayment of long-term loans from banks and others           (375)        (505)           (375)           (332)            (1,022)
Redemption of Notes                                        (6,666)      (5,869)         (6,666)         (5,869)            (5,869)
Dividend paid                                             (24,677)     (20,359)        (24,677)        (20,359)           (20,359)
Short-term bank credit and loans - net                     37,156       (3,043)         67,551          19,456             (7,108)
                                                         ---------     --------       ---------        --------           --------
Net cash provided by (used in) financing activities         5,438      (29,776)         35,833          (7,104)           (34,358)
                                                         ---------     --------       ---------        --------           --------

Increase (decrease) in cash and cash equivalents           12,677         (888)         15,300          (4,251)             1,875
Balance of cash and cash equivalents at beginning
    of period                                               5,376        3,501           2,753           6,864              3,501
                                                         ---------     --------       ---------        --------           --------
Balance of cash and cash equivalents at end of period      18,053        2,613          18,053           2,613              5,376
                                                         ---------     --------       ---------        --------           --------


(*) Adjustments to reconcile net income to net cash provided by operating activities:

Income and expenses not involving cash flows:
Associated companies:
     Share in profits of associated companies - net       (20,051)      (9,793)        (14,445)         (4,825)           (16,472)
     Dividend received from those companies                16,136       21,517          21,517
Depreciation and amortization                              13,969       13,258           7,074           6,661             26,399
Deferred income taxes - net                                (1,922)       4,619          (2,432)          1,488              3,647
Capital (gains) losses -
    On sale of fixed assets                                    34         (259)             70            (315)              (135)
    On discontinued operations and realization
      of assets-net                                        (1,030)                                                          1,324
    On issuance to a third party
Erosion of principal of long-term loans from
    banks and others - net                                     90          (58)             75               5                (16)
Exchange and linkage differences on Notes                   4,097       (1,551)          3,507             287               (516)
Erosion of long-term loans to associated companies         (1,356)         321          (1,113)            (52)               150
Linkage differences on long term capital note to
    an associated company                                   2,940       (2,369)          2,622            (642)            (2,168)
Changes in operating assets and liabilities:
Decrease (increase) in receivables                        (37,554)      (7,653)        (10,283)          1,372            (11,491)
Decrease (increase) in inventories                          6,778       18,772           5,010           8,885             21,722
Increase (decrease) in payables and
    accrued liabilities                                    (9,812)     (17,912)        (26,521)        (17,111)            (4,852)
                                                          ---------    --------       ---------        --------           --------
                                                          (27,681)      18,892         (36,436)         (4,247)            39,109
                                                          ---------    --------       ---------        --------           --------

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2003.
The representative exchange rate at June 30, 2003 was N.I.S. 4.312 = $1.00

    The accompanying notes are an integral part of the financial statements.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2003
                                   (Unaudited)


                    Note 1 - General

                    The interim financial statemea.s as of June 30, 2003 and for the six and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970. Standard 14, which supersedes Opinion 43 of the Institute of Certified Public Accountants in Israel, is applicable to financial statements for periods commencing on January 1, 2003 and thereafter; the application of the Standard at the beginning of 2002 would not have affected the comparative figures.

                    The accounting principles appb.ed in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the first implementation of Accounting Standard No. 15 of the IASB, "Impairment of assets", which has no effect on the Company's consolidated financial statements. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

                    Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

                    The financial statements havec.een drawn up in June 2003 adjusted NIS, based on the changes in the exchange rate of the U.S. dollar. As prescribed by Accounting Standards Nos. 12 and 17 of the IASB, the adjustment of financial statements will be discontinued as from January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods. Accounting Standard No. 13, which would come into effect concurrently with the abovementioned standards, will supersede Clarifications Nos. 8 and 9 to Opinion 36.

                    Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):


                                                                                  Exchange rate
                                                                                  of the dollar         CPI
                                                                                  -------------         ---
                                                                                        %                %
                                                                                  -------------         ---
                        Increase (decrease) in the six months ended June 30:
                                             2003                                     (9.0)            (0.5)
                                             2002                                      8.0              6.3


                        Increase (decrease) in the three months ended June 30:

                                            2003                                      (8.0)            (1.3)
                                            2002                                       2.2              3.8


                        Increase in the year ended December 31, 2002                   7.3              6.5

                         The dollar exchange rate as of June 30, 2003
                         is: $1=NIS 4.312


                        AMIRICAN ISRAELI PAPER MILLS LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT JUNE 30, 2003

                                   (Unaudited)


Note 2 - Segment Information

Data on segment activity - In NIS in thousands:


For the period of 6 months

                                      Paper and recycling         Marketing of office supplies            Total
                                    -----------------------       ----------------------------    -----------------------
                                    Jan-June      Jan-June        Jan-June         Jan-June       Jan-June       Jan-June
                                      2003          2002             2003            2002           2003           2002
                                      ----          ----             ----            ----           ----           ----

Sales - net (1)                       164,086      152,384          65,051           65,620        229,137        218,004

Income (loss) from operations          22,774       13,632             (65)          (1,242)        22,709         12,390


For the period of 3 months

                                      Paper and recycling        Marketing of office supplies            Total
                                    ------------------------     ----------------------------    -------------------------
                                     April-June   April-June     April-June       April-June     April-June     April-June
                                     ----------   ----------     ----------       ----------     ----------     ----------
                                        2003          2002            2003             2002          2003           2002
                                        ----          ----            ----             ----          ----           ----

Sales - net (1)                        83,424       77,596          29,813           33,043         113,237       110,639

Income (loss) from operations          10,226        9,193            (336)            (733)          9,890         8,460

(1) Represents sales to external customers.

                                    EXHIBIT 4
                                    ---------





Enclosed please find the financial reports of the following associated companies:


     -    Neusiedler Hadera Paper Ltd.

     -    Hogla-Kimberly Ltd.



The financial reports of the following associated companies are not included:

     - Carmel Containers Systems Ltd., according to section 44(c) of the Israeili Securities (Periodic and Immediate Reports) Regulations.

     -    TMM Integrated Recyclying Industries Ltd., a reporting corporation.

                          NEUSIEDLER HADERA PAPER LTD.

                                 INTERIM REPORT

                                   (Unaudited)

                                AT JUNE 30, 2003

                          NEUSIEDLER HADERA PAPER LTD.
                                 INTERIM REPORT

                                   (Unaudited)

                                AT JUNE 30, 2003


                                TABLE OF CONTENTS


                                                                   Page





 AUDITORS' REVIEW REPORT                                             2
 CONDENSED INTERIM  FINANCIAL STATEMENTS -
     IN ADJUSTED NEW ISRAELI SHEKELS (NIS):

     Balance sheets                                                  3

     Statements  of operations                                       4

     Statements of changes in shareholders' equity                   5

     Statements of cash flows                                        6

     Notes to condensed financial statements                         7


                            -----------------------
                 ----------------------------------------------
                            -----------------------

                          NEUSIEDLER HADERA PAPER LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                AT JUNE 30, 2003


                                                                                 Adjusted new Israeli shekels **
                                                                      ---------------------------------------------------------
                                                                                   June 30                        December 31,
                                                                                   -------                        ------------
                                                                        2003                     2002                  2002
                                                                        ----                     ----                  ----
                                                                                 (Unaudited)                       (Audited)
                                                                      -------------------------------------       -------------
                     A s s e t s                                                              In thousands
                                                                      ---------------------------------------------------------
CURRENT ASSETS:
    Cash and cash equivalents                                             59,738                18,585                48,338
    Accounts receivable:
       Trade                                                             136,816               170,117               152,624
       Other                                                              15,159                 8,514                12,600
    Inventories                                                           74,606                93,359                78,478
                                                                         -------               -------               -------
           T o t a l current assets                                      286,319               290,575               292,040
                                                                         -------               -------               -------

FIXED ASSETS:
    Cost                                                                 125,522               118,037               122,905
    L e s s - accumulated depreciation                                    21,215                14,756                17,718
                                                                         -------               -------               -------
                                                                         104,307               103,281               105,187
                                                                         -------               -------               -------

GOODWILL, net of accumulated amortization                                  4,661                 5,278                 4,972
                                                                         -------               -------               -------
           T o t a l assets                                              395,287               399,134               402,199
                                                                         =======               =======               =======

        Liabilities and shareholders' equity

CURRENT LIABILITIES:
   Short-term bank credit                                                 14,669                14,342                14,445
   Current maturities of long-term capital notes                                                                      17,248
   Accounts payable and accruals:
       Trade - open accounts                                              75,490                79,741                75,478
       American Israeli Paper Mills Limited and its
         subsidiaries,shareholders - net                                  66,043                64,542                53,848

       Other                                                              15,385                16,480                19,628
                                                                         -------               -------               -------
           T o t a l current liabilities                                 171,587               175,105               180,647
                                                                         -------               -------               -------

LONG-TERM LIABILITIES:
 Banks loans                                                              65,404                77,452                70,738
 Capital notes from shareholders (net of current
           maturities)                                                    56,056                86,240                68,992
   Deferred income taxes - net                                           27,597                 6,705                19,257
    Liability for employee rights upon retirement                            142                   129                   130
                                                                         -------               -------               -------
           T o t a l long- term liabilities                              149,199               170,526               159,117
                                                                         -------               -------               -------
           T o t a l liabilities                                         320,786               345,631               339,764
                                                                         -------               -------               -------

SHAREHOLDERS' EQUITY:
    Share capital                                                              1                     1                     1
    Capital surplus                                                       42,688                42,688                42,688
    Retained earnings                                                     31,812                10,814                19,746
                                                                         -------               -------               -------
                                                                          74,501                53,503                62,435
                                                                         -------               -------               -------
   T o t a l liabilities and shareholders' equity                        395,287               399,134               402,199
                                                                         =======               =======               =======

 *    Reclassified.

 ** Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar at the end of June 2003.

      The representative exchange rate at June 30, 2003 was $1= NIS 4.312.


                                                                /s/ Eliaz Amar       /s/ Avner Solel     /s/ Yaki Yerushalmi
                                                                -----------------    ---------------     -------------------
                                                                  Eliaz Amar           Avner Solel          Yaki Yerushalmi
                                                                    Chief                               Vice Chairman of the
                                                                Financial Officer    General Manager     Board of Directors


Date of approval of the financial statements: August 12, 2003

The accompanying notes are an integral part of these condensed financial statements.

                          NEUSIEDLER HADERA PAPER LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003


                                                                             Adjusted new Israeli shekels**
                                                 ------------------------------------------------------------------------------
                                                           Six months                     Three months              Year ended
                                                          ended June 30                   ended June 30             December 31,
                                                          -------------                   -------------             ------------
                                                     2003               2002           2003         2002               2002
                                                     ----               ----           ----         ----               ----
                                                          (Unaudited)                     (Unaudited)                (Audited)
                                                          -----------                     -----------                ---------
                                                                      In thousands (except per share data)
                                                 ------------------------------------------------------------------------------
SALES - net                                       320,602             286,641         149,032       145,626         566,799
COST OF SALES                                     274,907             245,978         127,884       124,146         482,487
                                                  -------             -------         -------       -------         -------
GROSS PROFIT                                       45,695              40,663          21,148        21,480          84,312
                                                  -------             -------         -------       -------         -------
SELLING, MARKETING, ADMINISTRATIVE
      AND GENERAL EXPENSES:
      Selling and marketing                        20,844              20,388          10,349        10,596          41,810
      Administrative and general                    5,166               4,579           2,644         2,369          10,164
                                                  -------             -------         -------       -------         -------
                                                   26,010              24,967          12,993        12,965          51,974
                                                  -------             -------         -------       -------         -------
INCOME FROM ORDINARY OPERATIONS                    19,685              15,696           8,155         8,515          32,338
FINANCIAL EXPENSES - net                            2,156               2,976           1,169           297           5,149
                                                  -------             -------         -------       -------         -------
INCOME BEFORE TAXES ON INCOME                      17,529              12,720           6,986         8,218          27,189
TAXES ON INCOME                                     5,463               5,821           1,962         3,428          11,358
NET INCOME FOR THE PERIOD                          12,066               6,899           5,024         4,790          15,831
                                                  =======             =======         =======       =======         =======
NET INCOME  PER NIS 1 OF PAR VALUE
     OF SHARES                                     12,066               6,899           5,024         4,790          15,831
                                                  =======             =======         =======       =======         =======

     *    Reclassified.

     ** Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar at the end of June 2003.

          The representative exchange rate at June 30, 2003 was $1 = NIS 4.312.


The accompanying notes are an integral part of these condensed financial statements.


                          NEUSIEDLER HADERA PAPER LTD.

             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003


                                                                                        Adjusted new Israeli shekels*
                                                                          ----------------------------------------------------------
                                                                           Share            Capital     Reatained
                                                                          capital           surplus      earnings        Total
                                                                          -------           -------      --------        -----
                                                                                               In thousands
                                                                          ----------------------------------------------------------
BALANCE AT JANUARY 1, 2003 (audited)                                               1        42,688        19,746        62,435
CHANGES DURING THE SIX MONTHS
    ENDED JUNE 30, 2003 (unaudited) -
      net income                                                                                          12,066        12,066
                                                                                 ----       ------        ------        ------
BALANCE AT JUNE 30, 2003 (unaudited)                                               1        42,688        31,812        74,501
                                                                                 ====       ======        ======        ======
BALANCE AT JANUARY 1, 2002 (audited)                                               1        42,688         3,915        46,604

CHANGES DURING THE SIX MONTHS
    ENDED JUNE 30, 2002 (unaudited) -
      net income                                                                                           6,899         6,899
                                                                                 ----       ------        ------        ------
BALANCE AT JUNE 30, 2002 (unaudited)                                               1        42,688        10,814        53,503
                                                                                 ====       ======        ======        ======

BALANCE AT APRIL 1, 2003 (unaudited)                                               1        42,688        26,788        69,477

CHANGES DURING THE THREE MONTHS
    ENDED JUNE 30, 2003 (unaudited) -
      net income                                                                                           5,024         5,024
                                                                                 ----       ------        ------        ------
BALANCE AT JUNE 30, 2003 (unaudited)                                               1        42,688        31,812        74,501
                                                                                 ====       ======        ======        ======
BALANCE AT APRIL 1, 2002 (unaudited)                                               1        42,688         6,024        48,713

CHANGES DURING THE THREE MONTHS
    ENDED JUNE 30, 2002 (unaudited) -
      net income                                                                                           4,790         4,790
                                                                                 ----       ------        ------        ------
BALANCE AT JUNE 30, 2002 (unaudited)                                               1        42,688        10,814        53,503
                                                                                 ====       ======        ======        ======
BALANCE AT JANUARY 1, 2002 (audited)                                               1        42,688         3,915        46,604

CHANGES DURING  2002 (audited) -
      net income                                                                                          15,831        15,831
                                                                                 ----       ------        ------        ------
BALANCE AT DECEMBER 31, 2002 (audited)                                             1        42,688        19,746        62,435
                                                                                 ====       ======        ======        ======

     * Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar at the end of June 2003.

          The representative exchange rate at June 30, 2003 was $1 = NIS 4.312

          The accompanying notes are an integral part of these condensed financial statements.

                          NEUSIEDLER HADERA PAPER LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003



                                                                             Adjusted new Israeli shekels*
                                                 ------------------------------------------------------------------------------
                                                           Six months                     Three months              Year ended
                                                          ended June 30                   ended June 30             December 31,
                                                          -------------                   -------------             ------------
                                                     2003               2002           2003         2002               2002
                                                     ----               ----           ----         ----               ----
                                                          (Unaudited)                     (Unaudited)                (Audited)
                                                          -----------                     -----------                ---------
                                                                      In thousands (except per share data)
                                                 ------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES :

  Net income for the period                          12,066           6,899           5,024         4,790            15,831

  Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities (a)                                  39,945          (2,578)         (2,949)        8,514            31,177
                                                    --------        --------         -------       -------          --------
  Net cash provided by operating activities          52,011           4,321           2,075        13,304            47,008
                                                    --------        --------         -------       -------          --------
CASH FLOWS FROM INVESTING ACTIVITIES :

  Purchase of fixed assets                           (3,419)         (9,680)         (1,195)       (2,535)          (16,056)
  Proceeds from sale of fixed assets                    319             155              86           137               787
                                                    --------        --------         -------       -------          --------
  Net cash used in investing activities              (3,100)         (9,525)         (1,109)       (2,398)          (15,269)
                                                    --------        --------         -------       -------          --------
CASH FLOWS FROM FINANCING ACTIVITIES :

  Short-term credit from banks - net                    (17)         (4,049)                           (9)           (4,084)
  Discharge of long-term bank loans                  (7,310)                         (1,326)                         (7,155)
  Discharge of long-term capital notes
     from shareholders                              (30,184)                        (12,936)
                                                    --------        --------         -------       -------          --------
  Net cash used in financing activites              (37,511)         (4,049)        (14,262)           (9)          (11,239)
                                                    --------        --------         -------       -------          --------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                   11,400          (9,253)        (13,296)       10,897            20,500

BALANCE OF CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                48,338          27,838          73,034         7,688            27,838
                                                    --------        --------         -------       -------          --------
BALANCE OF CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                      59,738          18,585          59,738        18,585            48,338
                                                    ========        ========         =======       =======          ========
  (a) Adjustments to reconcile net income to
       net cash provided by operating
       activities:

  Income and expenses not involving
     cash flows:
     Depreciation and amortization                    4,200           3,898           2,109         1,983             7,953
     Deferred income taxes - net                      5,462           5,943           1,961         3,509            11,308
     Liability for employee rights
       upon retirement                                   12               4               8            30                 5
     Capital loss (gain) on sale of
      fixed assets                                       91              (5)              9          (126)               83
     Erosion of (linkage differences on)
      long-term bank loans                            2,217            (711)          1,887           191              (132)
                                                    --------        --------         -------       -------          --------
                                                     11,982           9,129           5,974         5,587            19,217
                                                    --------        --------         -------       -------          --------
  Changes in operating assets and liabilities:
     Decrease (increase) in receivable :
         Trade                                       15,808         (18,179)            233        (7,559)             (685)
         Other                                          319           5,789           1,326          (715)            8,888

     Decrease (increase) in inventories               3,872          (2,070)            927         9,478            12,811
     Increase (decrease) in accounts payable
       and accruals :
         Trade                                           12          10,214          (7,977)        1,719             5,951
         American Israeli Paper Mills
          Limited and its subsidiaries - net         12,195          (7,818)         (2,195)       (4,859)          (18,511)
                      Other                          (4,243)            357          (1,237)        4,863             3,506
                                                    --------        --------         -------       -------          --------
                                                     27,963         (11,707)         (8,923)        2,927            11,960
                                                    --------        --------         -------       -------          --------
                                                     39,945          (2,578)         (2,949)        8,514            31,177
                                                    ========        ========         =======       =======          ========


     * Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar at the end of June 2003.

          The representative exchange rate at June 30, 2003 was  $1 = NIS 4.312.

 The accompanying notes are an integral part of these condensed financial statements.


                          NEUSIEDLER HADERA PAPER LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT JUNE 30, 2003

                    Note 1 - General

                    The interim financial statemea.s as of June 30, 2003 and for the six and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970. Standard 14, which supersedes Opinion 43 of the Institute of Certified Public Accountants in Israel, is applicable to financial statements for periods commencing on January 1, 2003 and thereafter; the application of the Standard at the beginning of 2002 would not have affected the comparative figures.

                    The accounting principles appb.ed in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the first implementation of Accounting Standard No. 15 of the IASB, "Impairment of assets", which has no effect on the Company's consolidated financial statements. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

                    Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

                    The financial statements havec.een drawn up in June 2003 adjusted NIS, based on the changes in the exchange rate of the U.S. dollar. As prescribed by Accounting Standards Nos. 12 and 17 of the IASB, the adjustment of financial statements will be discontinued as from January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods. Accounting Standard No. 13, which would come into effect concurrently with the abovementioned standards, will supersede Clarifications Nos. 8 and 9 to Opinion 36.

                    Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                                                Exchange rate
                                                                                of the dollar         CPI
                                                                                -------------         ---
                                                                                      %                %
                                                                                -------------         ---

                    Increase (decrease) in the six months ended June 30:
                                            2003                                    (9.0)            (0.5)
                                            2002                                     8.0              6.3


                    Increase (decrease) in the three months ended June 30:

                                            2003                                    (8.0)            (1.3)
                                            2002                                     2.2              3.8


                    Increase in the year ended December 31, 2002                     7.3              6.5

                    The dollar exchange rate as of June 30, 2003
                                              is: $1=NIS 4.312


                                    EXHIBIT 5

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2003

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2003

                                TABLE OF CONTENTS
                                -----------------


                                                                  Page
                                                                  ----

ACCOUNTANTS' REVIEW REPORT                                          1


CONDENSED FINANCIAL STATEMENTS:



    Balance Sheets                                                  2


    Statements of Operations                                        3


    Statements of Changes in Shareholders' Equity                   4


    Statements of Cash Flows                                       5-6


    Notes to the Financial Statements                              7-8

The Board of Directors of
Hogla-Kimberly Ltd.
-------------------


          RE: REVIEW OF UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003

Gentlemen:

At your request, we have reviewed the condensed interim  consolidated  financial
statements  ("interim  financial   statements")  of  Hogla-Kimberly  Ltd.  ("the
Company") and its subsidiaries, as follows:

   -  Balance sheet as of June 30, 2003.

   - Statements of operations for the six months and three months ended June 30, 2003.

   - Statements of changes in shareholders' equity for the six months and three months ended June 30, 2003.

   - Statements of cash flows for the six months and three months ended June 30, 2003.

The financial statements for the six-month and three-month periods ended June 30, 2002, were reviewed by other accountants, who issued an unqualified review report on these financial statements, dated, August 1, 2002.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is substantially less in scope than an examination in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements.

In performing our review, nothing came to our attention which indicates that material modifications should be made to the aforementioned interim financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu

Tel Aviv, July 31, 2003

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                                                JUNE 30,                   DECEMBER 31,
                                                                                --------                   ------------
                                                                       2 0 0 3           2 0 0 2             2 0 0 2
                                                                       -------           -------             -------
                                                                            NIS IN THOUSANDS             NIS IN THOUSANDS
                                                                            ----------------             ----------------
                                                                               (UNAUDITED)
                                                                            ----------------
    CURRENT ASSETS
    Cash and cash equivalents                                          9,687             13,541               21,004
    Current maturities of long-term bank deposits                      1,293             24,147                9,055
    Trade receivables                                                205,769            167,854              179,775
    Other receivables                                                 12,708             15,168               10,413
    Inventories                                                       98,968             85,970               85,102
                                                                     -------            -------              -------
                                                                     328,425            306,680              305,349
                                                                     -------            -------              -------

LONG-TERM INVESTMENTS

    Long-term deposits                                                76,754             70,286               76,754
    Capital note of shareholder                                       32,770             29,630               29,830
                                                                     -------            -------              -------
                                                                     109,524             99,916              106,584
                                                                     -------            -------              -------

FIXED ASSETS

    Cost                                                             465,804            426,858              457,043
    Less - accumulated depreciation                                  199,434            188,932              190,469
                                                                     -------            -------              -------
                                                                     266,370            237,926              266,574
                                                                     -------            -------              -------

OTHER ASSETS

    Goodwill                                                          29,991             32,711               31,354
                                                                     -------            -------              -------
                                                                     734,310            677,233              709,861
                                                                     =======            =======              =======
CURRENT LIABILITIES

    Short-term bank loans                                             11,880             14,738                    -
    Current maturities of long-term bank loans                        23,510             24,147               24,578
    Trade payables                                                   129,144            100,289              125,676
    Other payables and accrued expenses                               30,485             30,610               32,007
                                                                     -------            -------              -------
                                                                     195,019            169,784              182,261
                                                                     -------            -------              -------

LONG-TERM LIABILITIES

    Long-term bank loans                                              84,946             70,286               81,066
    Deferred taxes                                                    24,492             18,360               19,344
                                                                     -------            -------              -------
                                                                     109,438             88,646              100,410
                                                                     -------            -------              -------

MINORITY INTEREST                                                     46,884             42,221               43,581
                                                                     -------            -------              -------

SHAREHOLDERS' EQUITY
    Share capital                                                     28,347             28,347               28,347
    Capital reserves                                                 154,400            154,400              154,400
    Retained earnings                                                200,222            193,835              168,522
    Dividend declared after balance sheet date                             -                  -               32,340
                                                                     -------            -------              -------
                                                                     382,969            376,582              383,609
                                                                     -------            -------              -------
                                                                     734,310            677,233              709,861
                                                                     =======            =======              =======


       /s/ T. DAVIS                               /s/ A. MAGID                                  /s/ A. BRENNER
----------------------------------        ---------------------------------               ---------------------------------
          T. DAVIS                                    A. MAGID                                       A. BRENNER
Chairman of the Board of Directors               Financial Manager                               Managing Director


Approval date of the interim financial statements: July 31, 2003.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                     SIX MONTHS ENDED                 THREE MONTHS ENDED              YEAR ENDED
                                                        JUNE 30,                          JUNE 30,                   DECEMBER 31,
                                                     ----------------                 ------------------             ------------
                                                2 0 0 3         2 0 0 2             2 0 0 3           2 0 0 2          2 0 0 2
                                                -------         -------             -------           -------          -------
                                                                      NIS IN THOUSANDS                             NIS IN THOUSANDS
                                               ----------------------------------------------------------------    -----------------
                                                                        (UNAUDITED)
                                               ---------------------------------------------------------------
Net sales                                       398,434          385,487             204,691          184,267             754,820

Cost of sales                                   288,042          270,999             142,681          129,247             546,275
                                              ---------        ---------           ---------        ---------           ---------
    GROSS PROFIT                                110,392          114,488              62,010           55,020             208,545

Selling expenses                                 59,654           63,895(*)           31,336           30,832(*)          122,058(*)

    General and administrative expenses          19,086           15,902(*)           10,393            7,718(*)           29,483(*)
                                              ---------        ---------           ---------        ---------           ---------

    OPERATING PROFIT                             31,652           34,691              20,281           16,470              57,004

Financing income (expenses), net                  9,445           (9,096)             11,047           (4,798)            (13,222)

Other income, net                                   224              137                  78              387                  76
                                              ---------        ---------           ---------        ---------           ---------

    INCOME BEFORE INCOME TAXES                   41,321           25,732              31,406           12,059              43,858

Income taxes                                      6,318            9,198               2,824            4,507              18,937
                                              ---------        ---------           ---------        ---------           ---------

    INCOME AFTER INCOME TAXES                    35,003           16,534              28,582            7,552              24,921

Minority interest in earnings of
   Subsidiary                                    (3,303)          (1,200)             (2,262)            (513)             (2,560)
                                              ---------        ---------           ---------        ---------           ---------

    NET INCOME FOR THE PERIOD                    31,700           15,334              26,320            7,039              22,361
                                              =========        =========           =========        =========           =========

    EARNINGS PER SHARE (IN NIS)                    3.84             1.86                3.19             0.85                2.71
                                              =========        =========           =========        =========           =========
NUMBER OF SHARES USED IN
   COMPUTATION                                8,263,473        8,263,473           8,263,473        8,263,473           8,263,473
                                              =========        =========           =========        =========           =========


(*) Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                               HOGLA-KIMBERLY LTD.

         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                                                                   DIVIDEND
                                                                                                   DECLARED
                                                                                                     AFTER
                                               SHARE           CAPITAL           RETAINED        BALANCE SHEET
                                              CAPITAL          RESERVES          EARNINGS            DATE             TOTAL
                                              ---------  -----------------  ----------------  ---------------------  ---------
                                                                             NIS IN THOUSANDS
                                              --------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30,
   2003 (UNAUDITED)

Balance - January 1, 2003                     28,347             154,400          168,522              32,340         383,609
Dividend paid                                                                                         (32,340)        (32,340)
Net income for the period                                                          31,700                              31,700
                                              ------             -------          -------             ------          -------
   Balance - June 30, 2003                    28,347             154,400          200,222                   -         382,969
                                              ======             =======          =======             ======          =======

SIX MONTHS ENDED JUNE 30,
   2002 (UNAUDITED)

Balance - January 1, 2002                     28,347             154,400          178,501                  -          361,248
Net income for the period                                                          15,334                              15,334
                                              ------             -------          -------             ------          -------
   Balance - June 30, 2002                    28,347             154,400          193,835                  -          376,582
                                              ======             =======          =======             ======          =======

THREE MONTHS ENDED JUNE 30,
   2003 (UNAUDITED)

Balance - April 1, 2003                       28,347             154,400          173,902                  -          356,649
Net income for the period                                                          26,320                              26,320
                                              ------             -------          -------             ------          -------
   Balance - June 30, 2003                    28,347             154,400          200,222                  -          382,969
                                              ======             =======          =======             ======          =======

THREE MONTHS ENDED JUNE 30,
   2002 (UNAUDITED)

Balance - April 1, 2002                       28,347             154,400          186,796                  -          369,543
Net income for the period                                                           7,039                               7,039
                                              ------             -------          -------             ------          -------
   Balance - June 30, 2002                    28,347             154,400          193,835                  -          376,582
                                              ======             =======          =======             ======          =======

YEAR ENDED DECEMBER 31, 2002

Balance - January 1, 2002                     28,347             154,400          178,501                  -          361,248
Dividend declared
   after balance sheet date                                                       (32,340)            32,340                -
Net income for the year                                                            22,361                              22,361
                                              ------             -------          -------             ------          -------
    Balance - December 31, 2002               28,347             154,400          168,522             32,340          383,609
                                              ======             =======          =======             ======          =======


The accompanying notes are an integral part of the condensed interim financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                     SIX MONTHS ENDED                 THREE MONTHS ENDED              YEAR ENDED
                                                        JUNE 30,                          JUNE 30,                   DECEMBER 31,
                                                     ----------------                 ------------------             ------------
                                                2 0 0 3         2 0 0 2             2 0 0 3           2 0 0 2          2 0 0 2
                                                -------         -------             -------           -------          -------
                                                                      NIS IN THOUSANDS                             NIS IN THOUSANDS
                                               ----------------------------------------------------------------    -----------------
                                                                        (UNAUDITED)
                                               ---------------------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES

   Net income for the period                   31,700           15,334                 26,320            7,039           22,361
   Adjustments to reconcile net
    income to net cash provided by
    (used in) operating activities
    (Appendix A)                              (16,757)         (17,359)               (23,906)         (17,953)          14,107
                                              --------         --------               --------         --------         --------

   NET CASH PROVIDED BY (USED IN)
    OPERATING ACTIVITIES                       14,943           (2,025)                 2,414          (10,914)          36,468
                                              --------         --------               --------         --------         --------

CASH FLOWS - INVESTING ACTIVITIES
   Withdrawal of short-term bank
    deposit                                         -          56,196 (*)                   -                -           56,196
   Withdrawal of long-term bank
    deposits                                    7,762                -                  7,762                -            8,624
   Acquisition of fixed assets                (16,896)         (39,085)                (7,663)         (33,057)         (75,352)
   Proceeds from sale of fixed assets             522              310                    147              310              449
                                              --------         --------               --------         --------         --------
   NET CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                       (8,612)          17,421                    246          (32,747)         (10,083)
                                              --------         --------               --------         --------         --------

CASH FLOWS - FINANCING ACTIVITIES

   Dividend paid                              (32,340)         (43,120)                     -                -          (43,120)
   Long-term loans received                    10,573                -                  7,555                -           11,212
   Repayment of long-term loans                (7,761)               -                 (7,761)               -                -
   Short-term bank loans, net                  11,880           14,738                 (4,505)          11,967                -
                                              --------         --------               --------         --------         --------
   NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                      (17,648)         (28,382)                (4,711)          11,967          (31,908)
                                              --------         --------               --------         --------         --------

DECREASE IN CASH AND CASH
   EQUIVALENTS                                (11,317)         (12,986)                (2,051)         (31,694)          (5,523)

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                         21,004          26,527 (*)              11,738           45,235           26,527
                                              --------         --------               --------         --------         --------
CASH AND CASH EQUIVALENTS -
   END OF PERIOD                                9,687           13,541                  9,687           13,541           21,004
                                              --------         --------               --------         --------         --------

(*) Reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
      APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)



                                                     SIX MONTHS ENDED                 THREE MONTHS ENDED              YEAR ENDED
                                                        JUNE 30,                          JUNE 30,                   DECEMBER 31,
                                                     ----------------                 ------------------             ------------
                                                2 0 0 3         2 0 0 2             2 0 0 3           2 0 0 2          2 0 0 2
                                                -------         -------             -------           -------          -------
                                                                      NIS IN THOUSANDS                             NIS IN THOUSANDS
                                               ----------------------------------------------------------------    -----------------
                                                                        (UNAUDITED)
                                               ---------------------------------------------------------------
A    ADJUSTMENTS TO RECONCILE NET INCOME TO
      NET CASH PROVIDED BY (USED IN)
      OPERATING ACTIVITIES

     INCOME AND EXPENSES NOT
      INVOLVING CASH FLOWS:

       Minority interest in earnings of
         subsidiary                             3,303            1,200              2,262                513              2,560
       Depreciation and amortization           12,785           10,874              6,279              5,587             21,748
       Deferred taxes, net                      4,005              649              1,300                722              1,056
       Loss (gain) from sale of fixed
         assets                                  (224)             (41)               (78)              (127)                80
       Exchange rate differences derived
         from capital note of shareholder      (2,940)           2,369             (2,622)               641              2,168

     CHANGES IN ASSETS AND LIABILITIES:
      Decrease (increase) in trade
         receivables                          (26,338)          (2,691)           (25,946)             5,357            (14,190)
       Decrease (increase) in other
         receivables                           (1,152)            (549)            (3,859)              (681)             4,785
       Increase in inventories                (13,866)         (16,977)            (2,607)           (18,627)           (16,112)
       Increase (decrease) in trade
         payables                              (5,572)          18,241            (12,060)            12,390             18,063
       Net change in balances with
         related parties                       14,764          (15,373)            15,557            (16,816)             7,613
       Decrease in other payables
         and accrued expenses                  (1,522)         (15,061)            (2,132)            (6,912)           (13,664)
                                              --------         --------           --------           --------           -------
                                              (16,757)         (17,359)           (23,906)           (17,953)            14,107
                                              ========         ========           ========           ========           =======

B    NON-CASH ACTIVITIES

     Acquisition of fixed assets
       on credit                                4,299           11,340              4,299              3,716             13,498
                                              ========         ========           ========           ========           =======

The accompanying notes are an integral part of the condensed interim consolidated financial statements.


                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003

NOTE 1  -     BASIS OF PRESENTATION

               A. The unaudited condensed interim consolidated financial statements as of June 30, 2003 and for the six months and three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2002 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

                    The accounting principles applied in the preparation of the condensed interim financial statements are consistent with those principles applied in preparation of the Company's most recent annual audited consolidated financial statements, with the exception of that during the reporting period, the Company applied initially Standard No. 15, "Impairment of Assets" published in January 2003 by the Israeli Accounting Standards Board. Implementation of this Standard had no impact on the Company's interim financial position and results of operations.

                    The interim financial statements have been prepared in a condensed format in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements, including the initial application during the reporting period of the provisions of Standard No. 14, "Interim Financial Reporting" published in August 2002 by the Israeli Accounting Standards Board. The implementation of this Standard had no impact on the Company's interim financial position and results of operations.

               B. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the Israeli Consumer Price Index ("CPI").


                                                                     REPRESENTATIVE      TURKISH LIRA ("TL")
                                                                        EXCHANGE         EXCHANGE RATE WITH          CPI
                                                                   RATE OF THE DOLLAR      THE U.S. DOLLAR     "IN RESPECT OF"
                                                                      (NIS PER $1)        (TL'000 PER $1)        (IN POINTS)
                                                                      ------------        ----------------       -----------
                 AS OF:
                 June 30, 2003                                            4.312                    1,408           181.09
                 June 30, 2002                                            4.769                    1,596           181.68
                 December 31, 2002                                        4.737                    1,640           182.02

                 INCREASE (DECREASE) DURING THE PERIOD:                     %                        %                %
                                                                          -----                   ------           ------
                 Six months ended June 30, 2003                           (9.0)                   (14.1)           (0.5)
                 Six months ended June 30, 2002                            8.0                      10.3            6.3
                 Three months ended June 30, 2003                         (8.0)                   (17.2)           (1.3)
                 Three months ended June 30, 2002                          2.2                      19.3            3.8
                 Year ended December 31, 2002                              7.3                     13.3             6.5

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003

NOTE 2  -     OPERATIONS OF NEW FACILITY

              During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959 under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program is substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during the reporting period.

NOTE 3  -     RECENT ACCOUNTING STANDARDS - CESSATION OF FINANCIAL STATEMENTS
              ADJUSTMENT AND EFFECT OF CHANGES IN EXCHANGE RATES

              In October 2001, the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statement Adjustment. According to this Standard, as amended by Standard No. 17 in November 2002, the adjustment of financial statements for inflation or exchange rate of foreign currency will cease for reporting periods commencing January 1, 2004. Through December 31, 2003, the Company will continue to prepare dollar-linked financial statements, in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the December 31, 2003 balance-sheet will serve as the opening, nominal balances as of January 1, 2004. In October 2001, the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company. Standard No. 13, as amended by Standard No. 17 in November 2002, will become effective for reporting periods subsequent to December 31, 2003.

              While the Company is currently examining Standards No. 12 and 13, it cannot evaluate, at this stage, the impact they will have on its financial position and results of operations.